THIS  SCHEDULE  13D  IS A "CORRECTED" VERSION OF THE 13D THAT WAS SENT ON
1/8/97



     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  2)

     LIFELINE  SYSTEMS,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     532192101
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     January  1,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1          Name  of  Reporting  Person  PEQUOT  SCOUT  GENERAL  PARTNERS,LLC

     IRS  Identification  No.  of  Above  Person  13-3745924
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  343,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  343,100

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 343,100

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  6.0

14          Type  of  Reporting  Person  PN

CUSIP  NO.    532192101                    PAGE  8  OF  7
8


This Statement relates to the Common Stock, $.02 par value (the "Shares") of Lifeline Systems, Inc., ("LIFE"), a Massachusetts corporation. LIFE's principal executive office is located at 640 Memorial Drive, Cambridge, MA 02139.


ITEM  1.    SECURITY  AND  ISSUER

     No  Change

ITEM  2.          IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Pequot Scout General Partners, LLC, a Delaware Limited Liability Company (the "Reporting Person"). The sole business of Pequot Scout General Partners, LLC is to serve as the general partner of Pequot Scout Fund, L.P. ("Scout"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Jonathan T. Dawson and Arthur J. Samberg are general members of Pequot Scout General Partners, LLC. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Members, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective  General Members, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 343,100 Shares. The 343,100 Shares were purchased in open market transactions at an aggregate cost of $2,510,726. The funds for the purchase of Shares held by Scout were obtained from the contributions of its various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc., such loans being secured by securities, including certain shares of Common Stock of Lifeline Systems, Inc. held by the Reporting Person.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The  Shares  held  by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 343,100 Shares. These Shares represent approximately 6.0% of the 5,685,909 Shares believed to be outstanding. Pequot Scout General Partners, LLC has the sole power to vote, direct the vote, dispose and direct the disposition of the 343,100 Shares owned by Scout. A description of the transactions of the Reporting Person in the Shares that were effected during the past 60 days is set forth on Exhibit B.

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

          None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January  10,  1997


Pequot  Scout  General  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Member

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated January 10, 1997 relating to the Shares of Lifeline Systems, Inc. shall be filed on behalf of the undersigned.



Pequot  Scout  General  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Member





EXHIBIT B
=============================

LIFELINE SYSTEMS
SCHEDULE 13D
-----------------------------


COMMON STOCK, $.02  PAR VALUE
CUSIP  #  532192101
=============================


                                                      PEQUOT
                                                      SCOUT
                               # OF SHARES            FUND, L.P.
TRADE                          PURCHASED              TAX I.D. #
DATE                                 (SOLD)  PRICE    13-3741801
-----------------------------  ------------  -------  -----------
TOTAL SHARES @
09/26/96                           343,100               343,100
                               ------------           -----------

10/30/96                           (10,000)  16.5600     (10,000)
11/07/96                           (10,000)  16.7500     (10,000)
11/22/96                             4,000   16.9375       4,000
11/25/96                             6,000   17.0000       6,000
12/18/96                             5,000   16.5000       5,000
12/20/96                             2,500   16.5000       2,500
12/27/96                             2,500   17.2500       2,500

                                         0                     0

TOTAL SHARES @
12/27/96                           343,100               343,100
                               ============           ===========
